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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934)
                              (AMENDMENT NO. 3 )*
                                         -----

                                 US WATS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90337P10
            -------------------------------------------------------
                                 (CUSIP Number)
                       CARTER STRONG, ESQ. (202) 857-6252
                     ARENT FOX KINTNER PLOTKIN & KAHN PLLC
           1050 CONNECTICUT AVENUE, NW, WASHINGTON, D. C. 20036-5339
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                FEBRUARY 9, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.   90337P10                               Page 2 of 8 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gold & Appel Transfer, S.A.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   2,957,400 Common Shares

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,957,400 Common Shares

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.33%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.   90337P10                             Page 3 of 8 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Walt Anderson

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   0

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   2,957,400 Common Shares
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,957,400 Common Shares

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.33%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 3 ("Amendment No. 3") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.001 per share (the "Common Shares"), of US WATS, Inc., a New York corporation (the "Issuer"), amends and/or supplements, as indicated, Items 3, 5, 6 and 7 of the
Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on December 5, 1997 (the "Statement"), as amended by Amendment No. 1 and Amendment No. 2 thereto filed by Gold & Appel and Mr. Anderson as joint filers on December 17, 1997 and January 6, 1998, respectively ("Amendment No. 1" and "Amendment No. 2," respectively). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement, as amended by Amendment No. 1 and Amendment No. 2.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is supplemented as follows:

         Gold & Appel purchased a total of 266,400 Common Shares between January 2, 1998 and February 20 1998, in the NASDAQ SmallCap Market in over-the-counter transactions, as follows:


       Date               Number of Shares              Price per Common Share
       ----               ----------------              ----------------------
     01/02/98                  15,000                            2.38
     01/05/98                  27,000                            2.37
     01/23/98                  40,300                            2.03
     02/04/98                   4,000                            2.00
     02/05/98                  15,000                            2.03
     02/05/98                  12,100                            2.00
     02/06/98                  15,000                            2.06
     02/09/98                  40,000                            2.12
     02/10/98                  50,000                            2.19
     02/11/98                  15,000                            2.13
     02/12/98                   6,000                            2.13
     02/13/98                  17,000                            2.12
     02/20/98                  10,000                            2.14
     TOTAL                    266,400


All of the funds used to purchase the above 266,400 Common Shares acquired by Gold & Appel came from Gold & Appel's general corporate funds.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended as follows:

         (a) Gold & Appel beneficially owns 2,957,400 Common Shares, representing approximately 18.33% of the outstanding Common Shares, based on the outstanding shares as of February 18, 1998 pursuant to the Issuer's Form 10-K/A Amendment No. 3 filed February 20, 1998 with the U.S. Securities and Exchange Commission ("SEC").

                  By virtue of the power-of-attorney dated January 6, 1995 and remaining in full force and until January 15, 1998, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "1995 Power-of-Attorney"), Mr. Anderson had the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the 1995 Power-of-Attorney is filed as Exhibit 1 to the Statement on Schedule 13D filed with the SEC by Gold & Appel with respect to the common stock of US WATS, Inc. on January 21, 1997, and is incorporated herein by this reference. The terms of the 1995 Power-of-Attorney were renewed pursuant to a power-of-attorney from Gold & Appel effective as of January 14, 1998 and remaining in full force and until January 19, 1998, a copy of which is filed as Exhibit 7.2 to Amendment No. 2 to the Statement on Schedule 13D filed with the SEC by Gold & Appel and Mr. Anderson, as joint filers, with respect to the securities of Total-Tel USA Communications, Inc. on February 12, 1998, and which is incorporated herein by this reference (the "January 14, 1998 Power-of-Attorney"), and a power-of-attorney from Gold & Appel dated January 19, 1998 and remaining in full force and until January 15, 2001, a copy of which is filed as Exhibit 7.2 to the Statement on Schedule 13D filed with the SEC by Gold & Appel and Mr. Anderson, as joint filers, with respect to the securities of Esprit Telecom Group plc, on January 27, 1998, and which is incorporated herein by this reference (the "January 19, 1998 Power-of-Attorney") (the 1995 Power-of-Attorney, January 14, 1998 Power of Attorney and January 19, 1998 Power-of-Attorney being referred to collectively as the "Power-of-Attorney"). Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Common Shares held by Gold & Appel. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel.

                  In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 328,000 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

         (b) Gold & Appel has the sole power to vote 2,957,400 Common Shares. Mr. Anderson has the power, on behalf of Gold & Appel, to dispose of the 2,957,400 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

         (c) Since the filing of the Statement and Amendment No. 1 and Amendment No. 2, Gold & Appel purchased an aggregate 266,400 Common Shares as reported in Item 3 above.

         (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson.

         (e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended as follows:

         Except as stated in the Statement, as amended by Amendment No. 1 and Amendment No. 2, and for the Joint Filing Agreement attached to this Amendment No. 3 as Exhibit 7.1, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 is supplemented as follows:

         Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 3.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:    February 25, 1998

                                   Gold & Appel Transfer, S.A., a British Virgin Islands corporation



                                   By       /s/ Walt Anderson
                                   ---------------------------------------------
                                            Walt Anderson, Attorney-in-Fact for
                                            Gold & Appel Transfer, S.A.

                                   /s/ Walt Anderson
                                   ---------------------------------------------
                                   Walt Anderson